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                                                               Exhibit (a)(5)(i)

                              FOR IMMEDIATE RELEASE

MERCURY PARTNERS EXPRESSES SERIOUS CONCERN TO CAPITAL PROPERTIES BOARD OF DIRECTORS

GREENWICH, CT, AUGUST 18, 2004 -- Mercury Special Situations Fund LP, and affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, made public today a letter sent to the independent Board of Directors of Capital Properties, Inc. (AMEX: CPI).

                       MERCURY SPECIAL SITUATIONS FUND LP
                              100 FIELD POINT ROAD
                               GREENWICH, CT 06830

                                                                 August 17, 2004

Capital Properties, Inc.
100 Dexter Road
East Providence, RI 02914

Attn: Mr. Harold J. Harris
      Mr. Harris N. Rosen
      Mr. Henry S. Woodbridge

Gentlemen:

We are writing to you as the three independent members of the Board of Directors of Capital Properties, Inc. (the "Company" or "CPI") to express our outrage concerning a recent Company request of the American Stock Exchange (the "AMEX"). As you are aware, and as described in the Company's Securities and Exchange Commission Form 10-QSB filing dated August 12, 2004, CPI petitioned the AMEX in July for consent to extend the outside date for the Company to make a REIT election from March 31, 2005 to March 2011.

As dedicated real estate investors and significant shareholders in the Company, we find this course of action both disgraceful and totally unacceptable for a number of reasons. First, we (and undoubtedly other investors) invested in CPI in direct reliance upon the Company's clear commitment to either elect REIT status or not in early 2005. We also invested despite an intense dislike of the Company's share ownership limitations. However, based on our evaluation of CPI's financial statements and assets, we felt it was extremely unlikely that the Board would elect REIT status for the Company by 2005. Thus, we assumed that the Board would honor its unambiguous commitment if the REIT election were not made: the Class B Common Stock would automatically be converted into a single Class A Common Stock, which class would elect all Directors, and the offensive 5% ownership limitation would "automatically lapse."

This unequivocal commitment to either elect REIT status by March 31, 2005 or let the ownership limitations automatically lapse has been consistent and steadfast since the Company's November 14, 2001 Information Statement to shareholders. In that statement, the Company advised of this amendment to its Articles of Incorporation, but also advised minority shareholders they had no need to vote in this matter, as the change had already been approved by written consent by the Chairman of the Board of Directors,
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Mr. Robert Eder, since he owned 52.3% of the common shares. At that time, the
Board of Directors also unanimously approved the proposal to amend the Company's Articles of Incorporation. Since November 2001, the Company has reiterated its commitment to this position in both the Company's amended Articles of Incorporation and ongoing public filings, all in identical language, as follows:
"If the Company does not make an election to be taxed as a REIT on or before March 31, 2005, the restrictions on share ownership will automatically lapse and the Class B Common Shares will automatically be converted into Class A common shares on a one for one basis."

Given your repeated statements and the amended Articles of Incorporation, we are flabbergasted that the Board has the mendacity to attempt to breach its commitment to shareholders. Moreover, we are shocked that the Company would attempt this shareholder pillaging in such an underhanded and clandestine fashion. Given that you petitioned the AMEX for this shameful extension on July 7, 2004, the desired change was apparently intended to be portrayed to minority shareholders as a fait accompli, much like the original amendment. Describing this proposed reversal publicly in only one small paragraph buried on page 11 of the most recent CPI Form 10-Q makes this brazen attempt even more duplicitous.

Second, as the Board virtually admits in the Information Statement, both the dual class of stock and restrictive ownership limitations are meant to entrench current ownership: ("The right of the holders of the Class B Common Stock to elect approximately two-thirds of the Board allows the Eders to reduce the ownership of Class A Common stock WITHOUT DISRUPTING THE MANAGEMENT OF THE COMPANY." Schedule 14C Information Statement, page 23 (italics ours)). Although we would hate to inconvenience the Eders' plans, we would point out that the role of management and the Board is to maximize shareholder value for all shareholders, not just the largest shareholder. Unfortunately, we have also come to believe that CPI is a Company where management has an obvious conflict of interest and both deserves and apparently needs to be disrupted in order to meet its fiduciary responsibilities to all of its shareholders.

Finally, the Board bases the need for these bogus ownership limitations on the future possibility of electing REIT status in 2011. The Board readily admits such election will not occur in the next several years and might well never happen in the future. Given the Board's track record for honoring its commitments, how should shareholders assess the possibility that CPI will again seek an extension of its share limitations in 2010 for the year 2018, or 2025? At any rate, the Board should be well aware that any company may elect REIT status in any year and therefore this transparent strategy is merely gamesmanship to entrench management and maximize its control over the Company at the expense of the shareholder. Speculating that Mr. Eder, or the unaffiliated Mr. Gad, will own shares in 2011 is simply not a credible or responsible basis for having artificially restricted minority shareholder ownership for the last four years and further restricting ownership for all other shareholders over the next seven years.

If Mr. Eder wishes to make corporate decisions on a personally unfettered, unilateral basis without meddling, troublesome minority shareholders, he should take the Company private (at a fair price, of course). If, however, he wishes for CPI to remain a public company, both he and the Board of Directors should stop their attempts to unfairly disenfranchise minority shareholders. With the passage of Sarbanes-Oxley and a new focus on corporate governance, one would hope that management and the Board would at least make a superficial attempt to deal fairly with its small shareholders.

We have already objected to this proposal with the AMEX, and intend to pursue all other appropriate avenues to stop this unnecessary and offensive change from happening. Our message to the Board is quite simple: you made the rules about electing REIT status, now you must live by them. Either elect REIT status by March 31, 2005 or, as you have repeatedly committed, let the repellent and obnoxious ownership limitations and multiple classes of common shares structure automatically lapse. Retract your request from the AMEX and finally take the high road for all your shareholders, to whom you owe a fiduciary responsibility.
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Sincerely,

                        Malcolm F.
David R. Jarvis         MacLean IV
General Partner         General Partner